Merrill Lynch - Alternative Investment LLC 1200 Merrrill Lynch Drive (1B) Pennington, New Jerssey 08534

Bank of America Corporation

June 24, 2011

VIA EDGAR AND OVERNIGHT

Duc Dang, Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Man AHL FuturesAccess LLC
Amendment No. 1 to Registration Statement on Form 10-12G
Filed January 31, 2011
File No. 000-54140

Dear Mr. Dang:

We thank you for your comment letter of February 28, 2011 relating to the Registrant’s Amendment No. 1 to Form 10 filed on January 31, 2011.  Merrill Lynch Alternative Investments LLC, the Registrant’s sponsor (the “Sponsor”), is providing these responses to your comments on behalf of the Registrant.  For your convenience, the comments included in your February 28, 2011 letter are set forth verbatim below, together with the Registrant’s responses thereto.  Please also see the Amendment No. 2 to the Form 10 which has been filed on the date of this letter.

Plan of Operation, page 1

1.
We note the revised disclosure on page 2 in response to comment 5 of our letter dated November 2, 2010.  Please elaborate further on your margin deposits.  Discuss how the amount of “initial margin” and “maintenance margin” levels are determined.  Clarify whether your exposure and liability would be limited to the amount placed on margin.

We have amended the disclosure to expand our discussion of “initial margin” and “maintenance margin” and to clarify that the exposure and liability of Man AHL FuturesAccess LLC’s (the “Fund”) are not limited to the amount placed on margin.

Markets Traded, page 9

2.
We note your response to comment 7 referring to your response to comment 6.  It is  not clear if your referenced response means that you will not disclose the exchanges and markets where you will engage in trading.  Please clarify.

Duc Dang
United States Securities and Exchange Commission
June 24, 2011

We do not intend to disclose on the Form 10 the exchanges and markets where the Fund will engage in trading, because similar disclosure has been included in the Fund’s most recent 10-K filed on March 15, 2011-- see pages 2 and 3 of such 10-K.

Recent Sales of Unregistered Securities, page 30

3.
Based on your response to comment 10, it appears that you relied on Section 4(2) of the Securities Act of 1933 instead of the safe harbor pursuant to that section.  As such, please provide the disclosure required by Item 701 of Regulation S0K for the August 1, 2010 sale.

We have revised the disclosure in the manner requested.

Organization and Offering Costs

4.
As disclosed on page 15, you amortize organizational and initial offering costs over a 12-month period for financial reporting purposes.  Please note that organizational costs should be charged to expense as they are incurred in accordance to paragraph 720-15-25-1 of the FASB Accounting Standards Codification.  Please clarify and revise your note disclosures to include your accounting policy for organizational and offering costs.

It is the policy of Merrill Lynch Alternative Investments LLC (“MLAI”) to amortize organizational and initial offering costs against a FuturesAccess Fund’s net asset value in 60 monthly installments, beginning with the first month-end after the initial issuance of the Fund’s Units (“Method 1”), for both operational purposes, i.e., for processing subscriptions and redemptions, and financial reporting purposes, unless such costs are material.  If such costs were deemed material, MLAI would treat them differently for financial reporting purposes than for operational purposes.  In this event, for financial reporting purposes, organizational costs would be fully expensed upon the Fund’s launch, and initial offering costs would be amortized over the first twelve months of the Fund’s operations (“Method 2”).  MLAI has evaluated the application of these two methods with respect to the Fund and believes that, given the level of the Fund’s organizational and initial offering costs as compared to its assets, the difference between these two accounting methods is immaterial.  As shown in the attached Exhibit 1, the difference between the amount amortized under Method 1 and Method 2 represents only approximately 0.095% of the Fund’s current net assets over the course of the first year and 0.024% of the Fund’s current net assets for each of the following four years.  If the Fund’s net assets increase during the remainder of the year due to subscriptions, which MLAI believes will be the case, the difference as a percentage of net assets would be even smaller.  Given the insignificant difference between the two methods, MLAI believes that utilizing Method 1 for operational purposes while using Method 2 for financial reporting purposes would unnecessarily confuse investors by causing slightly different values to be included in the financial reports than would be used for every other aspect of the investors’ interactions with the Fund, such as subscriptions and redemptions, without providing investors any materially different information regarding the

Duc Dang
United States Securities and Exchange Commission
January 31, 2011

Fund’s value or performance.  Accordingly, MLAI believes that its treatment of organizational and initial offering costs is appropriate.  We have, however, amended the disclosure relating to the treatment of the Fund’s organizational and initial offering costs in order to further clarify MLAI’s policies.

*           *           *           *           *
In connection with your letter and the registration statement noted above the Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbra E. Kocsis

Barbra E. Kocsis

cc:  Mark Borrelli

Exhibit 1

Man AHL FuturesAccess LLC
Analysis of Organizational and Initial Offering Costs

Organizational and Initial Offering Costs: approximately $65,000
Total Fund Assets: approximately $55 million

	Method 1	Method 2	Annual Difference
Year 1	0.024%	0.118%	-0.095%
Year 2	0.024%	0.000%	0.024%
Year 3	0.024%	0.000%	0.024%
Year 4	0.024%	0.000%	0.024%
Year 5	0.024%	0.000%	0.024%
Sum	0.118%	0.118%	0.000%

Method 1:  Organizational and initial offering costs are amortized against the Fund’s net asset value in 60 monthly installments, beginning with the first month-end after the initial issuance of the Fund’s Units.

Method 2:  Organizational costs would be fully expensed upon the Fund’s launch, and initial offering costs would be amortized over the first twelve months of the Fund’s operations.